Exhibit 99.3

Navios Group Closes Second Transaction with HSH Nordbank AG

•	Acquired 14 vessels with fair market value of $225.0 million

•	$14.0 million Navios equity investment

•	Attractive annual preferred return

•	Priority return of investment

•	Formation of Navios Europe (II) Inc.

MONACO — (Marketwired) — 06/10/15 – Navios Maritime Holdings Inc. (NYSE: NM), Navios Maritime Acquisition Corporation (NYSE: NNA) and Navios Maritime Partners L.P. (NYSE: NMM) (together “Navios”) announced today the formation of Navios Europe (II) Inc. and closing of the transaction for the acquisition of 14 vessels from debtors of HSH Nordbank AG (“HSH”).

The 14 vessels include seven dry bulkers and seven container vessels with an average age of approximately four years and a current fair market value of approximately $225.0 million. Two of the vessels have been delivered, one is expected to be delivered within this week and 10 vessels are expected to be delivered by the end of July. The remaining vessel is expected to be delivered by mid-November.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We are pleased to announce a second transaction with HSH where we are acquiring vessels at historically low values and with favorable economics that are better than the first transaction.”

Fleet Purchase Price

The purchase price consists of (1) $145.3 million in cash and (2) the assumption of $182.5 million Subordinated HSH Participating Loan (“HSH Junior Loan”). The cash payment is funded as follows:

•	$135.0 million senior bank debt provided by Deutsche Bank AG and ABN AMRO Bank N.V (“Senior Debt”)

•	$14.0 million investment from Navios

Principal and interest on the HSH Junior Loan will only be repaid from net cash flow and net sale proceeds from the sale of vessels in accordance with the distribution waterfall.

There are no holding company guarantees from any of the Navios public entities for Senior Debt and HSH Junior Loan.

Navios will provide additional working capital (“Navios Working Capital Loans”) to Navios Europe (II) Inc. on a priority basis. The Navios Working Capital Loans will accrue preferred interest and will be repaid out of Navios Europe (II) Inc. cash balances and proceeds of vessel sales.

The material terms of the transaction were generally in accordance with the letter of intent signed with HSH in April 2015.

Distributions

Comparable to the first transaction, Navios Europe (II) Inc. will receive an annual preferred return on its $14.0 million investment and a priority return of this investment upon the sale of vessels. Thereafter, cash flow from operations or sales will be shared between Navios Europe (II) Inc. and HSH until the amounts outstanding on the HSH Junior Loan have been repaid. Once the HSH Junior Loan has been satisfied, Navios Europe (II) Inc. will receive 100% of any excess proceeds.

Navios Europe (II) Inc. reserves the right to sell vessels after year six to recover principal investments and any accumulated returns.

Fleet Exhibit

Containers
Name	TEU	Type of Vessel	Built
TBN 1	3,421	Panamax	2014
TBN 2	3,398	Panamax	2007
TBN 3	2,790	Sub Panamax	2012
TBN 4	2,790	Sub Panamax	2012
TBN 5	2,546	Sub Panamax	2009
TBN 6	1,740	Handymax	2010
TBN 7	1,740	Handymax	2010

Bulkers
Name	DWT	Type of Vessel	Built
TBN 8	93,099	Post Panamax	2011
TBN 9	93,062	Post Panamax	2010
TBN 10	79,642	Kamsarmax	2011
TBN 11	79,642	Kamsarmax	2011
TBN 12	79,642	Kamsarmax	2011
TBN 13	57,000	Supramax	2011
TBN 14	57,000	Supramax	2011

About Navios Europe (II) Inc.

Navios Europe (II) Inc. is an owner and operator of container and dry bulk vessels. Navios Europe II is owned 47.5% by Navios Maritime Holdings Inc. (NYSE: NM) (“Navios Holdings”), 47.5% by Navios Maritime Acquisition Corporation (NYSE: NNA) (“Navios Acquisition”) and 5% by Navios Maritime Partners L.P. (NYSE: NMM) (“Navios Partners”).

Contact:

Navios Europe (II) Inc.

www.navios-europe2.com

investors@navios.com

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